Exhibit 99.1

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY OTHER SECURITIES LAWS. THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION THEREFROM.

GRIDSUM HOLDING INC.

WARRANT TO PURCHASE ORDINARY SHARES

Warrant No.: 1

Initial Maximum Purchase Amount: US$14,450,000 (subject to adjustment)

Issued on May 30, 2019

Void after May 30, 2022

This certifies that for good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, Hammer Capital China Limited, a Hong Kong company (the “Holder”) is entitled, subject to the terms and conditions of this Warrant, to purchase from Gridsum Holding Inc., a Cayman Islands company (the “Company”), at a price per share equal to the Warrant Price at any time from time to time during the Exercise Period, up to the number of Ordinary Shares equal to the Maximum Purchase Amount divided by the Warrant Price. The Maximum Purchase Amount, the Warrant Price and the number and type of Ordinary Shares purchasable under this Warrant are subject to adjustment as provided herein.

This Warrant has been issued in connection with and as part of the consideration for the extension of a RMB120 million loan (the “RMB Loan”) by Shenzhen Heimatianxia Investment Consultation Co., Ltd. (深圳黑马天下投资咨询有限公司), an indirectly wholly-owned subsidiary of the Holder (the “Lender”), to Beijing Moment Everlasting Ad Co., Ltd., a consolidated affiliated entity of the Company (the “Borrower”), pursuant to the Loan Agreement dated May 30, 2019 (the “Loan Agreement”) by and between the Lender and the Borrower. Concurrently with the original issuance of this Warrant, the Company and the Holder are entering into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Holder is entitled to certain registration rights as specified therein.

1.    DEFINITIONS. The following definitions shall apply for purposes of this Warrant:

“ADSs” means American depositary shares of the Company, each representing one Ordinary Share as of the date of this Warrant.

“ADS Depositary” means Citibank, N.A.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, is in Control of, is Controlled by, or is under direct or indirect common Control with, such Person.

“Board” means the board of directors of the Company.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banking institutions in the Cayman Islands, the State of New York, Beijing or Hong Kong are required by Law to be closed.

“Company” has the meaning set forth in the preamble.

“Control” of a given Person means the power or authority, whether exercised or not, to direct or cause the direction of the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, which power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the members or shareholders of such Person or power to control the composition of a majority of the board of directors of such Person; the term “Controlled” has the meaning correlative to the foregoing.

“Conversion Event” has the meaning set forth in Section 7.5.

“Exchange Act” has the meaning set forth in Section 2.7.

“Exercise Period” means the period commencing on the date of issuance of this Warrant and ending on May 30, 2022.

“Fundamental Transaction” has the meaning set forth in Section 7.4.

“HKIAC” has the meaning set forth in Section 11.6.

“HKIAC Rules” has the meaning set forth in Section 11.6.

“Holder” has the meaning set forth in the preamble.

“Information” has the meaning set forth in Section 5.3.

“Last Reported Sale Price” of the Ordinary Shares means, as of any particular date, (i) the closing sales prices per ADS of the ADSs (divided by the number of Ordinary Shares then represented by one ADS) for such day on The Nasdaq Stock Market or any other national securities exchange in the United States on which the ADSs may at the time be listed, and (ii) in the case the market value of the Ordinary Shares cannot be determined pursuant to the procedures in (i) above, the market value determined in good faith by the Board.

“Loan Agreement” has the meaning set forth in the preamble.

“Maximum Purchase Amount” means US$14,450,000, as may be adjusted from time to time in accordance with Sections 2.4, 6.1 and 6.2.

“Ordinary Shares” means Class B ordinary shares of the Company, par value US$0.001 per share.

“Party” means each of the Company and the Holder.

“Permitted Transferee” means, with respect to any Holder, an entity Controls, Controlled by, or under common Control with any Holder; provided that such Holder that is a corporation may freely transfer all or any part of its Warrant to any shareholder of such Holder; and any Holder which is a limited or general partnership may freely transfer all or any part of its Warrant to its partners and to affiliated partnerships managed by the same management company or managing (general) partner or by an entity which Controls, is Controlled by, or is under common Control with, such management company or managing (general) partner. In the case of the Holder, a Permitted Transferee includes any of its Affiliates.

“Person” means any individual, sole proprietorship, partnership, limited liability company, corporation, joint venture, trust, incorporated organization or government or department or agency thereof.

“Purchase Amount” means, with respect to each exercise of this Warrant, an amount of cash equal to (a) the number of Ordinary Shares as set forth in the Subscription Form in respect of such exercise, multiplied by (b) the then effective Warrant Price.

“Registration Rights Agreement” has the meaning set forth in the preamble.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subscription Form” has the meaning set forth in Section 2.2.

“Warrant” means this Warrant and any warrant(s) delivered in substitution or exchange therefor, as provided herein.

“Warrant Shares” means the Ordinary Shares into which this Warrant may be exercised. The number and character of Warrant Shares are subject to adjustment as provided herein, and the term “Warrant Shares” shall include Ordinary Shares and other securities and property at any time receivable or issuable upon exercise of this Warrant taking into account all such adjustments.

“Warrant Price” means US$4.0261, subject to adjustments provided herein.

2.    EXERCISE.

2.1    Exercise of Warrant. Subject to the terms and conditions of this Warrant, the Holder may exercise this Warrant in whole or in part, at any time or from time to time during the Exercise Period, for up to the number of Ordinary Shares equal to the Maximum Purchase Amount divided by the then effective Warrant Price.

2.2    Method of Exercise. This Warrant shall be exercised by the Holder by (a) delivery of a duly executed subscription form substantially in the form attached hereto as Exhibit I, which shall specify the method of exercise and the number of Ordinary Shares with respect to which this Warrant is being exercised (the “Subscription Form”), and (b) payment of the Purchase Amount in the manner set forth in Section 2.3.

2.3    Form of Payment. Payment of the Purchase Amount upon exercise shall be made within one Business Day after the date of delivery of the relevant Subscription Form, in U.S. dollars by wire transfer of immediately available funds to the bank account designated in writing by the Company to the Holder, or in any other manner as mutually agreed in writing by the Holder and the Company.

2.4    Partial Exercise. Upon each exercise of this Warrant, the Maximum Purchase Amount shall be reduced by the Purchase Amount with respect to such exercise. This Section 2.4 shall apply successively to any subsequent exercise until the Maximum Purchase Amount is reduced to zero. The Holder, by acceptance of this Warrant, acknowledges and agrees that the Maximum Purchase Amount at any given time may be less than the initial Maximum Purchase Amount stated on the face of this Warrant by reason of any partial exercise of this Warrant.

2.5    No Fractional Shares. In the event that any fractional share shall become issuable upon exercise of this Warrant, the Company shall pay cash to the Holder, in lieu of delivering such fractional share, in an amount equal to such fraction of a share multiplied by the then applicable Last Reported Sale Price of one Ordinary Share on the Business Day immediately preceding the date on which the Warrant is exercised.

2.6    Surrender of Warrant. The Holder shall not be required to surrender this Warrant to the Company in connection with any exercise of the Warrant; provided that the Holder shall, within three Business Days after the later to occur of (x) the earlier of (a) the date on which the Maximum Purchase Amount has been reduced to zero, and (b) the last day of the Exercise Period, and (y) December 1, 2020, surrender this Warrant to the Company for cancellation. Without limiting the foregoing, the Holder, by acceptance of this Warrant, acknowledges and agrees that this Warrant is issued solely in connection with, and as part of the consideration for, the extension of the RMB Loan by the Lender to the Borrower. If the RMB Loan is cancelled, rescinded, withdrawn or avoided within six (6) months after the date of the drawdown of the RMB Loan; provided that the following conditions are met: (A) such cancellation, rescission, withdrawal or avoidance (i) is solely due to the illegality of, or the Lender’s breach or default under the Loan Agreement, (ii) has not resulted from the voluntary repayment of the RMB Loan by the Borrower, (iii) is not due to reasons within the control of the Borrower (such as the failure to make or obtain any registration, filing, consent or approval with or from a relevant governmental or regulatory agency required under the Loan Agreement or any related document notwithstanding that the Borrower has duly submitted or caused to be duly submitted all the required applications for, and has otherwise diligently pursued such registration, filing, consent or approval), or (iv) has been made or effected by the Lender otherwise than in accordance with the Loan Agreement, and (B) the Borrower shall have repaid the RMB Loan (including the principal, interest and other payment obligations in respect thereof) in full, this Warrant shall then be deemed cancelled ab initio and shall have no further force and effect, and the Holder shall surrender this Warrant to the Company for cancellation within three Business Days thereafter.

2.7    Holder’s Exercise Limitations. The Company shall not effect any exercise of this Warrant, and a Holder shall not have the right to exercise any portion of this Warrant to the extent that after giving effect to such issuance after exercise, the Holder (together with the Holder’s Affiliates, and any other Persons acting as a group together with the Holder or any of the Holder’s Affiliates), would beneficially own in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by the Holder and its Affiliates shall include the number of Ordinary Shares issuable upon exercise of this Warrant with respect to which such determination is being made, but shall exclude the number of Ordinary Shares which would be issuable upon (i) exercise of the remaining, nonexercised portion of this Warrant beneficially owned by the Holder or any of its Affiliates and (ii) exercise or conversion of the unexercised or nonconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by the Holder or any of its Affiliates. Except as set forth in the preceding sentence, for purposes of this Section 2.7, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, it being acknowledged by the Holder that the Company is not representing to the Holder that such calculation is in compliance with Section 13(d) of the Exchange Act and the Holder is solely responsible for any schedules required to be filed in accordance therewith. To the extent that the limitation contained in this Section 2.7 applies, the determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable shall be in the sole discretion of the Holder, and the submission of a Subscription Form shall be deemed to be the Holder’s determination of whether this Warrant is exercisable (in relation to other securities owned by the Holder together with any Affiliates) and of which portion of this Warrant is exercisable, in each case subject to the Beneficial Ownership Limitation, and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 2.7, in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as reflected in (A) the Company’s most recent periodic or annual report filed with the SEC, as the case may be, (B) a more recent public announcement by the Company or (C) a more recent written notice by the Company or its transfer agent setting forth the number of Ordinary Shares outstanding. Upon the written or oral request of a Holder, the Company shall within two Business Days confirm orally and in writing to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Warrant, by the Holder or its Affiliates since the date as of which such number of outstanding Ordinary Shares was reported. The “Beneficial Ownership Limitation” shall be 19.9% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon exercise of this Warrant. The Holder, upon not less than 61 days’ prior notice to the Company, may waive the Beneficial Ownership Limitation provisions of this Section 2.7. Any such waiver will not be effective until the 61st day after such notice is delivered to the Company.

3.    ISSUANCE OF SHARES.

3.1    Subject to the full payment by the Holder of the applicable Purchase Amount in accordance with Section 2.3, this Warrant shall be deemed to have been exercised, in whole or in part, immediately prior to the close of business on the date of delivery of the relevant Subscription Form, and the Person entitled to receive the Ordinary Shares issuable upon such exercise shall be treated for all purposes as the holder of record of such Ordinary Shares as of the close of business on such date.

3.2    Within three Business Days after the Holder’s delivery of the Subscription Form, subject to the receipt of full payment by the Holder of the applicable Purchase Amount in accordance with Section 2.3, the Company shall issue to the Holder such number of fully paid Ordinary Shares as specified in the Subscription Form, enter the Holder in the Company’s register of members as the holder of the Ordinary Shares issued upon the exercise of this Warrant and shall take all actions and execute and deliver all documents and instruments necessary or reasonably required by the Holder to effect such issuance, including without limitation duly executed share certificate(s) or other evidence of title reflecting the Holder’s ownership of such number of Ordinary Shares, together with payment for any fractional share pursuant to Section 2.5.

3.3    The Holder agrees to the imprinting, until no longer required, of a legend on any certificate evidencing any Warrant Shares to the following effect:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE SOLD, TRANSFERRED, ASSIGNED, PLEDGED OR HYPOTHECATED EXCEPT PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION. HEDGING TRANSACTIONS INVOLVING THE SECURITIES REPRESENTED HEREBY MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE SECURITIES ACT. THIS CERTIFICATE MUST BE SURRENDERED TO THE COMPANY OR ITS TRANSFER AGENT AS A CONDITION PRECEDENT TO THE SALE, PLEDGE, HYPOTHECATION OR ANY OTHER TRANSFER OF ANY INTEREST IN ANY OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE.

In the event that (i) the Warrant Shares become registered under the Securities Act or (ii) the Warrant Shares are eligible to be transferred without restriction in accordance with Rule 144 under the Securities Act, the Company shall issue new certificates or other instruments representing such Warrant Shares, which shall not contain such portion of the above legend that is no longer applicable; provided that the Holder surrenders to the Company the previously issued certificates or other instruments representing such Warrant Shares.

3.4    Subject to (a) compliance with applicable securities laws (including any holding period requirement set forth in the ADS conversion policies of the ADS Depositary based on applicable securities laws), and (b) delivery of the Holder of any document, certificate or evidence that the ADS Depositary may reasonably require in connection with the issuance of ADSs, upon a written request of the Holder, the Company shall consent to and use its reasonable best efforts to facilitate and take all other actions required to enable the deposit of any or all of the Warrant Shares with the ADS Depositary for the issuance, within ten (10) Business Days of delivery by the Holder of any such request, together with such document, certificate and evidence as referred to in sub-paragraph (b) above, of ADSs in accordance with the deposit agreement dated as of September 28, 2016, by and among the Company, the ADS Depositary, and all holders and beneficial owners of ADSs issued thereunder (as may be amended, supplemented or replaced from time to time).

4.    REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE COMPANY.

4.1    The Company hereby represents and warrants to the Holder that, as of the date hereof:

(a)    (i) It is a company duly organized, validly existing, and in good standing under the laws of the Cayman Islands, and has all requisite corporate power and authority to carry on its business as currently conducted; and (ii) it is duly qualified to do business under the laws of each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except to the extent that the failure to be so qualified would not reasonably be expected to result in a material adverse effect on its business or properties.

(b)    It has taken all corporate actions necessary on its part (i) for the authorization, execution and delivery of this Warrant, the authorization, issuance (or reservation for issuance) and delivery of the Warrant Shares in accordance with the terms hereof, and the consummation of all other transactions contemplated herein, and (ii) to make all the obligations of the Company under this Warrant to be valid and enforceable obligations, subject to enforceability, bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(c)    The issuance of this Warrant will not be subject to preemptive rights of any shareholders of the Company.

(d)    The execution and delivery by the Company of this Warrant and the performance of its obligations under the Warrant will not constitute or result in a default or violation of (i) any judgment, order, decree, statute, rule, regulation or other law applicable to the Company, (ii) any term or provision of the Company’s current memorandum and articles of association, or (iii) any agreement or instrument by which it is bound or to which its properties or assets are subject, except, in the case of (iii), for any such default or violation that would not reasonably be expected to result in a material adverse effect on the ability of the Company to enter into or perform its obligations under this Warrant.

(e)    No consent, waiver, approval, authorization, registration, filing or license of, from or with any governmental or regulatory agency or body (including any stock exchanges in which the ADSs, Ordinary Shares or other securities of the Company are listed) with competent jurisdiction or any other third parties is required to be made or obtained by the Company in connection with the execution or delivery of this Warrant or the consummation of any of the transactions contemplated herein, other than those as have been made or obtained and remain in full force and effect, and except for any required filing or notification with the SEC or NASDAQ in connection therewith.

(f)    it is not currently in violation of any law, rule, regulation, judgment, order or decree applicable to it, which violation could reasonably be expected to have an adverse effect upon the Company’s ability to enter into or perform its obligations under this Warrant.

(g)    There is no pending or, to the knowledge of the Company, threatened legal action, suit or proceeding against or affecting the Company, its subsidiaries or consolidated affiliated entities that would adversely affect the ability of the Company to enter into or perform its obligations under this Warrant.

4.2    The Company covenants that this Warrant is, and any Warrant issued in substitution for or replacement of this Warrant in accordance with the terms hereof shall be, upon issuance, duly authorized and validly issued.

4.3    The Company covenants that any Ordinary Shares issuable upon the exercise of this Warrant in accordance with the provisions hereof will be duly authorized and, when issued upon exercise of this Warrant against payment therefor in accordance with the terms of this Warrant, will be validly issued, fully paid and non-assessable, free from all liens, charges, claims, encumbrances, preemptive rights or any other similar contractual rights.

4.4    The Company shall do (or cause to be done) all things necessary or appropriate on its part or otherwise within its control to ensure that all Ordinary Shares issuable upon the exercise of this Warrant pursuant to the terms hereof will be issued in compliance with applicable law or governmental regulation or any applicable requirements of any stock exchange or listing system upon which ADSs, Ordinary Shares or other securities constituting Warrant Shares may be listed at the time of such exercise.

4.5    The Company shall pay all expenses for the updates to the register of members and the execution and delivery of share certificates or other evidence of title, and all documentary, stamp or similar issue or transfer tax or duty that may be imposed on the issuance or delivery of Warrant Shares, in each case upon exercise of this Warrant.

4.6    The Company will not, and will cause its controlled Affiliates not to, by amendment of its memorandum and articles of association or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Warrant and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the Holder against impairment.

5.    REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE HOLDER.

5.1    The Holder, by acceptance of this Warrant, herby represents and warrants to the Company that, as of the date hereof:

(a)    It is a company duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation or organization.

(b)    It has taken all corporate actions necessary on its part for the acceptance of this Warrant, the purchase of the Warrant Shares in accordance with the terms hereof, and the consummation of all other transactions contemplated herein.

(c)    The acceptance by the Holder of this Warrant will not constitute or result in a default or violation of (i) any judgment, order, decree, statute, rule, regulation or other law applicable to the Holder, (ii) any term or provision of the constitutional documents of the Holder, or (iii) any agreement or instrument by which it is bound or to which its properties or assets are subject, except, in the case of (iii), for any such default or violation that would not reasonably be expected to result in a material adverse effect on the ability of the Holder to enter into this Warrant.

(d)    No consent, waiver, approval, authorization, registration or license of, from or with any governmental or regulatory agency or body with competent jurisdiction or any other third parties is required to be made or obtained by the Holder in connection with the acceptance of this Warrant or the consummation of any of the transactions contemplated herein, other than those as have been made or obtained and remain in full force and effect, and except for any required filing or notification with the SEC or NASDAQ in connection therewith.

(e)    The Holder is not a “U.S. person” and is located outside of the United States, as such terms are defined in Rule 902 of Regulation S under the Securities Act.

(f)    The Holder is accepting this Warrant and acquiring the Warrant Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act. The Holder does not presently have any agreement or understanding, directly or indirectly, to distribute this Warrant or the Warrant Shares.

5.2    The Holder, by acceptance of this Warrant, hereby further represents and warrants to the Company that (i) the Holder is a sophisticated investor familiar with transactions similar to those contemplated by this Warrant, and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in this Warrant and the Warrant Shares; (ii) the Holder is experienced in the trading of securities of private and public companies; and (iii) the Holder is capable of bearing the economic risks of such investment, including a complete loss thereof.

5.3    The Holder acknowledges that the Company and its Affiliates and representatives may from time to time possess material nonpublic information regarding the Company not known to the Holder that may impact the value of the Warrant Shares (the “Information”), that the Information may not be disclosed in the Company’s public disclosures or its filings with the SEC, and that the Company may not disclose the Information to the Holder and that the Company and its Affiliates and representatives have not made, and are not making, any representation with respect to any Information. The Holder understands, based on its experience, the disadvantage to which the Holder is subject due to the disparity of information between the Company and the Holder and the fact that the Information is not being disclosed to the Holder. The Holder acknowledges and agrees that, notwithstanding such disparity, it has deemed it appropriate to accept this Warrant and to consummate the transactions contemplated hereunder and thereunder. The Holder acknowledges the possibility that the Information may be material to a determination of a fair value for the Warrant Shares and that value may be substantially different from the Warrant Price set forth herein.

5.4    Notwithstanding the forgoing, nothing in Sections 5.2 and 5.3 shall be deemed to limit or restrict the Holder’s rights or remedies with respect to any breach or violation by the Company of any of its representations, warranties or covenants contained in this Warrant.

6.    ADJUSTMENT TO MAXIMUM PURCHASE AMOUNT.

6.1    If the Borrower shall fail to repay the RMB Loan (or otherwise discharge its obligations thereunder) in full on or prior to May 30, 2020, the Maximum Purchase Amount shall be automatically increased to US$17,340,000 (minus the aggregate Purchase Amount with respect to all prior exercises of this Warrant) and such increase shall be effective on the day immediately after May 30, 2020.

6.2    If the Borrower shall fail to repay the RMB Loan (or otherwise discharge its obligations thereunder) in full on or prior to November 30, 2020, the Maximum Purchase Amount shall be automatically increased to US$21,675,000 (minus the aggregate Purchase Amount with respect to all prior exercises of this Warrant) and such increase shall be effective on the day immediately after November 30, 2020.

7.    OTHER ADJUSTMENT PROVISIONS. The number and type of Ordinary Shares issuable upon exercise of this Warrant (without regard to any limitation on exercise hereof, including, without limitation, the Beneficial Ownership Limitation) and the Warrant Price therefor are subject to adjustment upon each event in Sections 7.1 through 7.6 occurring at any time from time to time from the date hereof to the expiration of the Exercise Period:

7.1    Adjustment for Share Dividends and Distributions. If the Company shall pay or make a dividend or other distribution on the Ordinary Shares, or shall make a dividend or other distribution on any other class of shares of its capital stock, which dividend or distribution is paid or payable, in whole or in part, in Ordinary Shares, the Warrant Price in effect at the opening of business on the Business Day following the record date fixed for the determination of shareholders entitled to receive such dividend or other distribution shall be reduced by multiplying such Warrant Price by a fraction of which (x) the numerator shall be the number of Ordinary Shares outstanding at the close of business on the record date fixed for such determination and (y) the denominator shall be the sum of such number of Ordinary Shares outstanding and the total number of Ordinary Shares constituting such dividend or other distribution, such reduction to become effective immediately after the opening of business on the Business Day following the record date fixed for such determination.

7.2    Adjustment for Extraordinary Cash Dividends and Distributions. If the Company makes, or fixes a record date for the determination of holders of Ordinary Shares entitled to receive, a dividend or distribution payable in cash in respect of each Ordinary Share equal to 5% or more of the Last Reported Sale Price on the Business Day immediately preceding the date of payment or such record date, then and in each such event the Holder, upon each exercise of this Warrant after (x) the time of such payment or (y) (in the event such record date is fixed) the close of business on such record date, shall be entitled to receive, in addition to the Warrant Shares, the amount of cash which the Holder would have been entitled to receive if, immediately prior to the time of such payment or such record date, the Holder had exercised this Warrant with respect to the same Purchase Amount as such aforementioned exercise (without regard to any limitation on exercise hereof, including without limitation, the Beneficial Ownership Limitation). The Holder may set off the amount receivable with respect to all or a part of the Warrant Shares against its payment obligation for the Purchase Amount for such Warrant Shares.

7.3    Adjustment for Share Splits and Combinations. If the Ordinary Shares shall be subdivided or reclassified into a greater number of Ordinary Shares, the Warrant Price in effect at the opening of business on the Business Day following the day upon which such subdivision or reclassification becomes effective shall be proportionately reduced, and, conversely, if the Ordinary Shares shall be combined or reclassified into a smaller number of Ordinary Shares, the Warrant Price in effect at the opening of business on the Business Day following the day upon which such combination or reclassification becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately after the opening of business on the Business Day following the day upon which such subdivision, combination or reclassification becomes effective.

7.4    Adjustment for Reorganization, Consolidation, Merger. If (a) the Company shall effect any recapitalization or reorganization or reclassification of the Ordinary Shares into another class of equity securities, (b) the Company shall sell, transfer or otherwise dispose of all or substantially all of its assets to any Person other than its subsidiaries or consolidated affiliated entities, (c) the Company shall consolidate with or merge into one or more other Persons, or (d) the Company shall effect any other similar transaction pursuant to which the Ordinary Shares would be converted into or exchanged for, or would constitute solely the right to receive, cash, shares, securities or other property other than solely Ordinary Shares (each, a “Fundamental Transaction”), then, and in each such case, the Holder, upon each exercise of this Warrant after such Fundamental Transaction, shall be entitled to receive, the kind, type, proportions and amount of cash, shares or other securities or property which the Holder would have been entitled to receive upon such Fundamental Transaction if, immediately prior to such Fundamental Transaction, the Holder had exercised this Warrant with respect to the same Purchase Amount as such aforementioned exercise (without regard to any limitation on exercise hereof, including without limitation, the Beneficial Ownership Limitation), and references to Ordinary Shares in this Warrant shall be deemed to include such cash, shares or other securities or property. If after such Fundamental Transaction, this Warrant is exercisable for securities of a Person other than the Company, then such Person shall duly execute and deliver to the Holder a supplement hereto acknowledging such Person’s obligations under this Warrant; and the terms and conditions of this Warrant shall be applicable to the cash, shares or other securities and/or property receivable upon the exercise of this Warrant after the consummation of such Fundamental Transaction.

7.5    Conversion of Shares. If (a) the Ordinary Shares are converted into or exchange for cash, shares or other securities or property, or (b) the Ordinary Shares otherwise ceases to exist or to be authorized by the Company’s memorandum and articles of association (each, a “Conversion Event”), then the Holder, upon each exercise of this Warrant at any time after such Conversion Event, shall receive such cash, shares or other securities or property that the Holder would have been entitled to receive upon the Conversion Event if, immediately prior to such Conversion Event, the Holder had exercised this Warrant with respect to the same Purchase Amount as such aforementioned exercise (without regard to any limitation on exercise hereof, including without limitation, the Beneficial Ownership Limitation), and references to Ordinary Shares in this Warrant shall be deemed to include such cash, shares or other securities or property. If after such Conversion Event, this Warrant is exercisable for securities of a Person other than the Company, then such Person shall duly execute and deliver to the Holder a supplement hereto acknowledging such Person’s obligations under this Warrant.

7.6    Certain Events. If the Company distributes to the holders of Ordinary Shares, (x) shares or any other non-cash property or securities, or (y) any rights, options or warrants to subscribe for or purchase any of the foregoing (other than, in each case set forth in clause (x) and clause (y), any dividend or distribution described in Section 7.1), then, in each such case, the Company shall discuss in good faith with the Holder to agree on making an appropriate adjustment in the Warrant Price and the number of Ordinary Shares issuable upon exercise of this Warrant (without regard to any limitation on exercise hereof, including, without limitation, the Beneficial Ownership Limitation) so as to protect the rights of the Holder in a manner consistent with the purposes and intent of this Section 7; provided that if the Company and the Holder fail to reach such agreement, the Holder, upon each exercise of this Warrant after such distribution, shall be entitled to receive, in addition to the Warrant Shares, shares or other non-cash property or securities, or such other rights, options or warrants, that the Holder would have been entitled to receive upon such distribution if, immediately prior to such distribution, the Holder had exercised this Warrant with respect to the same Purchase Amount as such aforementioned exercise (without regard to any limitation on exercise hereof, including without limitation, the Beneficial Ownership Limitation), and references to Ordinary Shares in this Warrant shall be deemed to include such shares or other non-cash property or securities, or such other rights, options or warrants, as applicable; provided, further, that no such adjustment pursuant to this Section 7.6 shall increase the Warrant Price or decrease the number of Ordinary Shares issuable upon exercise of this Warrant (without regard to any limitation on exercise hereof, including, without limitation, the Beneficial Ownership Limitation) as otherwise determined pursuant to this Section 7.

7.7    Record Date. For purposes of any adjustment to the Warrant Price or the number of Warrant Shares in accordance with this Section 7, in case the Company shall take a record of the holders of its Ordinary Shares for the purpose of entitling them (A) to receive a dividend or other distribution payable in Ordinary Shares, options or convertible securities or (B) to subscribe for or purchase Ordinary Shares, options or convertible securities, then such record date shall be deemed to be the date of the issue or sale of the Ordinary Shares deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be; provided that if before the distribution, issuance or sale to its holders of Ordinary Shares the Company legally abandons its plan to pay or deliver such dividend, distribution, subscription or purchase rights, or to issue or sell such Ordinary Shares, option or convertible securities, then thereafter no adjustment shall be required by the taking of such record and any such adjustment previously made in respect thereof shall be rescinded and annulled.

7.8    Treasury Shares. The number of Ordinary Shares outstanding at any given time shall not include shares owned or held by or for the account of the Company or any of its subsidiaries or consolidated affiliated entities, and the disposition of any such shares (other than the cancellation or retirement thereof or the transfer of such shares among the Company and its subsidiaries or consolidated affiliated entity) shall be considered an issue or sale of Ordinary Shares for the purpose of this Section 7.

7.9    Notice of Adjustments. In the event that the Company shall propose to take any action of the type described in Sections 7.1 through 7.6, the Company shall promptly give written notice to the Holder, in the manner set forth in Section 11.8, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. The notice shall describe the adjustment (including the effect on the Warrant Price and the number or type of Ordinary Shares or cash, shares or other securities and/or property which shall be deliverable upon exercise of this Warrant) and show in reasonable detail the facts on which the adjustment is based. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

7.10    Adjustment Rules. Any adjustments pursuant to this Section 7 shall be made successively whenever an event referred to herein shall occur. If an adjustment in Warrant Price made hereunder would reduce the Warrant Price to an amount below the par value of the Ordinary Shares, then such adjustment in Warrant Price made hereunder shall reduce the Warrant Price to the par value of the Ordinary Shares. The Company shall not increase the par value of any Ordinary Shares receivable upon the exercise of this Warrant above the Warrant Price then in effect.

7.11    No Change Necessary. The form of this Warrant need not be changed because of any adjustment in the Maximum Purchase Amount, the Warrant Price or the number of Ordinary Shares or cash, shares, property and/or other securities issuable upon its exercise.

7.12    Reservation of Shares. During the Exercise Period, the Company shall at all times ensure that the Company is authorized to issue the aggregate number of Ordinary Shares or other securities of the Company issuable upon exercise of this Warrant then issuable upon exercise of this Warrant (without regard to any limitation on exercise hereof, including without limitation, the Beneficial Ownership Limitation). If at any time during the Exercise Period the number of Ordinary Shares or other securities of the Company issuable upon exercise of this Warrant that are authorized but unissued under the Company’s memorandum and articles of association shall not be sufficient to effect the exercise of this Warrant in full (without regard to any limitation on exercise hereof, including without limitation, the Beneficial Ownership Limitation), the Company shall promptly take such corporate action as necessary to increase its authorized but unissued Ordinary Shares or other securities of the Company issuable upon exercise of this Warrant to such number of shares as shall be sufficient for such purpose.

8.    PROVISIONS RELATING TO SHAREHOLDER RIGHTS. This Warrant does not entitle the Holder to any voting rights or other rights as a shareholder of the Company, unless and until (and only to the extent that) this Warrant is actually validly exercised for shares of the Company’s capital stock in accordance with its terms. In the absence of valid exercise of this Warrant, no provisions of this Warrant, and no enumeration herein of the rights or privileges of the Holder, shall cause the Holder to be a shareholder of the Company for any purpose. In addition, nothing contained in this Warrant shall be construed as imposing any liabilities on the Holder to purchase any securities (upon exercise of this Warrant or otherwise) or as a shareholder of the Company, whether such liabilities are asserted by the Company or by creditors of the Company.

9.    SEC REPORTS; NASDAQ LISTING. The Company hereby acknowledges that it will use all reasonable efforts to (i) file with the SEC all reports and other documents required to be filed by the Company pursuant to the Exchange Act, and (ii) comply with the applicable corporate governance and reporting requirements under rules of The Nasdaq Stock Market.

10.    FURTHER ASSURANCES. The Company agrees to (i) perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments, and assurances as may reasonably be requested by the Holder for the carrying out or performing of the provisions of this Warrant and (ii) render such assistance (including the provision of relevant information or document) as the Holder may reasonably request for the purposes of making any filing, registration, notification with any governmental or regulatory body or agency (including any stock exchanges) in connection with or as a result of the Holder’s holding, transfer or other disposal of this Warrant, any Warrant Shares, the conversion of Warrant Shares into ADSs, or its holding, transfer or other disposal of such ADSs.

11.    GENERAL PROVISIONS.

11.1    Assignment; Transfer. Subject to the transfer conditions referred to in the legend endorsed hereon, without consent of the Company, this Warrant and all rights hereunder are transferable, in whole or in part, by the Holder without charge to the Holder, upon surrender of this Warrant to the Company at its then principal executive offices with a properly completed and duly executed Form of Transfer in the form attached hereto as Exhibit II, together with funds sufficient to pay any transfer taxes in connection with the making of such transfer; provided, however, that without the prior written consent of the Company, no transfer of this Warrant in respect of a Maximum Purchase Amount of less than US$2,890,000 to any Person (other than a Permitted Transferee) shall be effected. Upon such compliance, surrender and delivery and, if required, such payment, within three Business Days after receiving this Warrant, the Company shall execute and deliver a new warrant or warrants in the name of the transferee or transferees and in the denominations specified in such instrument of transfer, and shall issue to the transferor a new warrant evidencing the portion of this Warrant, if any, not so transferred and this Warrant shall promptly be cancelled. Such new warrant or warrants should be in the same form and have the same terms and conditions as this Warrant except such adjustments as may be required or necessary in the case of a partial transfer; provided that, in the case of a transfer of all or any part of the Warrant, (i) the Holder shall remain entitled to the amount to which the Maximum Purchase Amount in respect of the Warrant may be increased under Sections 6.1 and 6.2, respectively, as if no such transfer had occurred, and (ii) the form of the new warrant issuable to the transferee shall be appropriately adjusted such that Sections 6.1 and 6.2 , references to any increase to the Maximum Purchase Amount and related provisions (including this proviso) shall be deleted in their entirety in such new warrant, unless, prior to such transfer, the Company is notified of a different allocation of such amount by the transferor and transferee in writing, in which case such amount shall be allocated in the manner so specified by the transferor and transferee so long as the aggregate amount of increases under the corresponding sections of all warrants issuable in connection with such transfer shall equal the amount of increase in respect of this Warrant as specified in Sections 6.1 and 6.2, respectively. The Company shall take all actions necessary to facilitate and effect such assignment or transfer. The Company may not assign or transfer all or any part of this Warrant or any of its rights or obligations hereunder to any Person without the prior written consent of the Holder.

11.2    Replacement of Warrant. Upon the loss, theft, destruction or mutilation of this Warrant, the Company shall, at the Holder’s expense, promptly execute and deliver to the Holder, in lieu thereof, a new warrant in the same form and having the same terms and conditions as this Warrant.

11.3    Warrant Register. The Company shall keep and properly maintain at its principal executive offices books for the registration of the Warrant and any transfers thereof. The Company may deem and treat the Person in whose name the Warrant is registered on such register as the holder thereof for all purposes, and the Company shall not be affected by any notice to the contrary, except any assignment, division, combination or other transfer of the Warrant effected in accordance with the provisions of this Warrant.

11.4    Expenses. Each Party shall bear and pay its own costs, fees and expenses incurred by it in connection with the negotiation, execution, delivery and performance of this Warrant and the transactions contemplated hereby; provided that the Company shall, promptly after the original issuance of this Warrant, reimburse the Holder for reasonable costs, fees and expenses actually incurred by the Holder for the negotiation, execution and delivery of this Warrant, the Registration Rights Agreement and any other agreement, document, or instrument executed or delivered in connection therewith.

11.5    Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding day that is a Business Day.

11.6    Governing Law; Dispute Resolution.

(a)    This Warrant shall be governed by, and construed in accordance with, the laws of the Cayman Islands.

(b)    Any dispute, controversy, difference or claim arising out of or relating to this Warrant, including its existence, validity, interpretation, performance, breach or termination or any dispute regarding non-contractual obligations arising out of or relating to it, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (“HKIAC”) under the HKIAC Administered Arbitration Rules (the “HKIAC Rules”) in force when the notice of arbitration is submitted. The law of this arbitration clause shall be Hong Kong law. The seat of arbitration shall be Hong Kong. The arbitration tribunal shall consist of three arbitrators to be appointed in accordance with the HKIAC Rules. The arbitration proceedings shall be conducted in English. Any party may apply for a preservation order or seek other interim or injunctive relief, and judgment upon an award rendered in arbitration proceedings under this Warrant may be applied for and entered, in each case in any court of competent jurisdiction.

11.7    Headings. The headings and captions used in this Warrant are used only for convenience and are not to be considered in construing or interpreting this Warrant. All references in this Warrant to sections and exhibits shall, unless otherwise provided, refer to sections hereof and exhibits attached hereto, all of which exhibits are incorporated herein by this reference.

11.8    Notices. All notices and other communications given under this Warrant shall be in writing and shall be deemed to have been duly given: (a) upon receipt, when delivered personally; (b) on the second (2nd) Business Day following the date of dispatch if delivered by an internationally or nationally recognized next day or similar express courier service; or (c) when sent by confirmed electronic mail if sent during normal business hours of the recipient, or if not, then on the next Business Day, in each case properly addressed to the Party to receive the same. The addresses of the Parties for such communications are:

If to the Company:

Gridsum Holding Inc.

Address:	South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People’s Republic of China

Email:	zhangpeng@gridsum.com
herman.fong@gridsum.com
ravi@gridsum.com
Attention:	Michael Peng Zhang, Herman Fong and Ravi Sarathy

with a copy (for informational purposes only) to:

Fenwick & West LLP

Address:	Unit 908, Kerry Parkside Office, 1155 Fang Dian Road, Pudong District, Shanghai 201204, People’s Republic of China
Email:	niping.wu@fenwick.com
Attention:	Niping Wu, Esq.

If to the Holder:

Hammer Capital China Limited

Address:	Room 1005, 10/F, Tower Two Lippo Centre, No.89 Queensway, Hong Kong
Email:	DC@hammercapital.co
Attention:	Cheung Siu Fai

with a copy (for informational purposes only) to:

Reed Smith Richards Butler

Address:	20th Floor, Alexandra House, 18 Chater Road, Central, Hong Kong
Email:	Gregory.Wang@reedsmith.com
Attention:	Gregory Wang, Esq.

Any Party may change or supplement the addresses given above by giving the other Party written notice thereof in the manner set forth above.

11.9    Cumulative Remedies. The rights and remedies provided in this Warrant are cumulative and are not exclusive of, and are in addition to and not in substitution for, any other rights or remedies available at law, in equity or otherwise.

11.10    Equitable Relief. Each of the Company and the Holder acknowledges that a breach or threatened breach by such Party of any of its obligations under this Warrant would give rise to irreparable harm to the other Party for which monetary damages would not be an adequate remedy and hereby agrees that in the event of a breach or a threatened breach by such Party of any such obligations, the other Party shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.

11.11    Successor and Assigns. This Warrant and the rights evidenced hereby shall be binding upon and shall inure to the benefit of the Parties and the successors of the Company and the successors and permitted assigns of the Holder. Such successors and/or permitted assigns of the Holder shall be deemed to be a Holder for all purposes hereunder.

11.12    Amendment; Waiver.

(a)    This Warrant may be amended, modified or supplemented only by a written instrument duly executed by the Parties.

(b)    The observance of any provision in this Warrant may be waived only by the written consent of the Party against whom such waiver is to be effective. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure or delay on the part of any Party to exercise any right, remedy, power or privilege arising from this Warrant shall operate or be construed as a waiver thereof, nor shall any single or partial exercise by any Party of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

11.13    No Third-Party Beneficiaries. This Warrant is for the sole benefit of the Company and the Holder and their respective successors and, in the case of the Holder, permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Warrant.

11.14    Severability. If any provision of this Warrant is found to be invalid or unenforceable, then such provision shall be construed, to the extent feasible, so as to render the provision enforceable and to provide for the consummation of the transactions contemplated hereby on substantially the same terms as originally set forth herein, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Warrant, which shall remain in full force and effect unless the severed provision is essential to the rights or benefits intended by the Parties. In such event, the Parties shall use commercially reasonable efforts to negotiate, in good faith, a substitute, valid and enforceable provision or agreement, which most nearly effects the Parties’ intent in entering into this Warrant.

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IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed on the date first written above.

Gridsum Holding Inc.

By:	/s/ Michael Peng Zhang
Name:	Michael Peng Zhang
Title:	Co-CFO

Accepted and agreed,

Hammer Capital China Limited

By:	/s/ Cheung Siu Fai
Name:	Cheung Siu Fai
Title:	Director

[Signature Page to Warrant to Purchase Ordinary Shares]

EXHIBIT I

FORM OF SUBSCRIPTION

To: Gridsum Holding Inc. (the “Company”)

We refer to the Warrant to Purchase Ordinary Shares of the Company, Warrant No.             , issued on [●] (the “Warrant”). Capitalized terms used and not defined herein shall have the meaning set forth in the Warrant.

On the terms and conditions set forth in the Warrant, the undersigned Holder hereby elects to purchase                  Ordinary Shares, pursuant to the terms of the attached Warrant, and tenders herewith payment of the purchase price for such shares in full.

Please issue a certificate or certificates representing Ordinary Shares to be issued in the Holder’s name and deliver such certificate(s) to the Holder at the address set forth below:

[HOLDER’S NAME]

Address:	[●]
Telephone:	[●]
Email:	[●]
Attention:	[●]

WHEREFORE, the undersigned Holder has executed and delivered the Warrant and this Subscription Form as of the date set forth below.

Date:	[HOLDER’S NAME]

By:
Name:
Title:

EXHIBIT II

FORM OF TRANSFER

FORM OF TRANSFER

GRIDSUM HOLDING INC. (the “Company”)

FOR VALUE RECEIVED,                                  (name of Transferor) of                                  (address) (the “Transferor”) hereby sells, assigns and transfers unto                                  (name of Transferee) of                                  (address) (the “Transferee”) the right represented by the attached Warrant (Warrant no.             ), issued on [●] (the “Warrant”) to purchase Ordinary Shares of Gridsum Holding Inc., a Cayman Islands company (the “Company”), for a Maximum Purchase Amount of                                 , together with all right, title and interest therein. The Transferor hereby requests/instructs that the Company register the Transferee as the registered holder of the Warrant and update the Register of Warrant of the Company accordingly. Capitalized terms used and not defined herein shall have the meaning set forth in the Warrant.

[Insert method of allocation of the amount of increase specified in Sections 6.1 and 6.2 of the Warrant if the rights to such amount are not to be retained by the Holder.]

Dated: [●]

Witness to our hands

Witness to the signature(s) of
Name
Address

[●] (Transferor)
Witness to the signature(s) of
Name
Address

[●] (Transferee)